UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

optionsXpress Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

684010101

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684010101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Partners VI (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Partners VI (GP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Ventures VI-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Ventures VI-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit VI Advisors Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit VI Entrepreneurs Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Investors VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce R. Evans

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Walter G. Kortschak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas S. Roberts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) E. Roe Stamps IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph F. Trustey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen G. Woodsum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory M. Avis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Y. Chung

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin J. Mannion

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin P. Mohan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 11,164,113 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 11,164,113 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,164,113 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.00%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer optionsXpress Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 39 South LaSalle Street; Suite 220; Chicago, IL, 60603

Item 2.
(a)

Name of Person Filing
Summit Partners, L.P., Summit Partners VI (GP), LLC, Summit Partners VI (GP), L.P., Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., Summit Investors VI, L.P., and Messrs. Bruce R. Evans, Walter G. Kortschak, Thomas S. Roberts, E. Roe Stamps, IV, Joseph F. Trustey, Stephen G. Woodsum, Gregory M. Avis, Peter Y. Chung, Martin J. Mannion, Scott C. Collins and Kevin P. Mohan.

Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the sole general partner of Summit Partners VI (GP), L.P., which is the sole general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P.  Messrs. Evans, Kortschak, Roberts, Stamps, Trustey, Woodsum, Avis, Chung, Mannion, Collins and Mohan are partners of Summit Partners, L.P.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Summit Partners, L.P., Summit Partners VI (GP), LLC, Summit Partners VI (GP), L.P., Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P., and Messrs. Evans, Roberts, Stamps, Trustey, Woodsum, Mannion and Mohan is Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.  The address of the principal business office of Messrs. Kortschak, Avis and Chung is Summit Partners, 499 Hamilton Avenue, Palo Alto, California 94301.  The address of the principal business office of Mr. Collins is Summit Partners Limited, 8 Clifford Street, London W1S 2LQ, United Kingdom.

(c)

Citizenship
Each of Summit Partners, L.P., Summit Partners VI (GP), L.P., Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P. is a limited partnership organized under the laws of the State of Delaware.  Summit Partners VI (GP), LLC is a limited liability company organized under the laws of the State of Delaware.  Each of Messrs. Evans, Kortschak, Roberts, Stamps, Trustey, Woodsum, Avis, Chung, Mannion, Collins and Mohan is a United States Citizen.

(d)	Title of Class of Securities Common Stock, $0.0001 par value

	(e)	CUSIP Number 684010101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Each of Summit Partners, L.P., Summit Partners VI (GP), LLC, Summit Partners VI (GP), L.P., Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P. (individually an “Entity” and collectively the “Entities”) may be deemed to own beneficially 11,614,887 shares of Common Stock as of December 31, 2005.  Each of Messrs. Evans, Kortschak, Roberts, Stamps, Trustey, Woodsum, Avis, Chung, Mannion Collins and Mohan may be deemed to own beneficially 11,614,887 shares of Common Stock as of December 31, 2005.

As of December 31, 2005, Summit Ventures VI-A, L.P. was the record owner of 7,566,851 shares of Common Stock.  As of December 31, 2005, Summit Ventures VI-B, L.P. was the record owner of 3,155,685 shares of Common Stock.  As of December 31, 2005, Summit VI Advisors Fund, L.P. was the record owner of 157,371 shares of Common Stock.  As of December 31, 2005, Summit VI Entrepreneurs Fund, L.P. was the record owner of 241,615 shares of Common Stock.  As of December 31, 2005, Summit Investors VI, L.P. was the record owner of 42,591 shares of Common Stock.  The shares held of record by Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P. are referred to herein collectively as the “Record Shares.” By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares.  Hence, each Entity may be deemed to own beneficially 11,164,113 shares of Common Stock.  In their capacities as individual partners of Summit Partners, L.P., each of Messrs. Evans, Kortschak, Roberts, Stamps, Trustey, Woodsum, Avis, Chung, Mannion, Collins and Mohan may be deemed to own beneficially 11,614,887 shares of Common Stock.

Each of the reporting persons expressly disclaims beneficial ownership of any shares of optionsXpress Holdings, Inc., except in the case of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P. in each case for the shares which it holds of record as provided in the prior paragraph.

(b)

Percent of class:

Summit Partners, L.P. :  18.00%
Summit Partners VI (GP), LLC:  18.00%
Summit Partners VI (GP), L.P.:  18.00%
Summit Ventures VI-A, L.P.:  18.00%
Summit Ventures VI-B, L.P.:  18.00%
Summit VI Advisors Fund, L.P.:  18.00%
Summit VI Entrepreneurs Fund, L.P.:  18.00%
Summit Investors VI, L.P.:  18.00%
Bruce R. Evans:  18.00%
Walter G. Kortschak:  18.00%
Thomas S. Roberts:  18.00%
E. Roe Stamps, IV:  18.00%
Joseph F. Trustey:  18.00%
Stephen G. Woodsum:  18.00%
Gregory M. Avis:  18.00%
Peter Y. Chung:  18.00%
Martin J. Mannion:  18.00%
Scott C. Collins:  18.00%
Kevin P. Mohan:  18.00%

The foregoing percentages are calculated based on the 62,034,000 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for optionsXpress Holdings, Inc. for the quarterly period ended September 30, 2005.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0 shares for each reporting person
(ii)

Shared power to vote or to direct the vote

Summit Partners, L.P. :  11,164,113 shares
Summit Partners VI (GP), LLC:  11,164,113 shares
Summit Partners VI (GP), L.P.:  11,164,113 shares
Summit Ventures VI-A, L.P.:  11,164,113 shares
Summit Ventures VI-B, L.P.:  11,164,113 shares
Summit VI Advisors Fund, L.P.:  11,164,113 shares
Summit VI Entrepreneurs Fund, L.P.:  11,164,113 shares
Summit Investors VI, L.P..:  11,164,113 shares
Bruce R. Evans:  11,164,113 shares
Walter G. Kortschak:  11,164,113 shares

Thomas S. Roberts:  11,164,113 shares
E. Roe Stamps, IV:  11,164,113 shares
Joseph F. Trustey:  11,164,113 shares
Stephen G. Woodsum:  11,164,113 shares
Gregory M. Avis:  11,164,113 shares
Peter Y. Chung:  11,164,113 shares
Martin J. Mannion:  11,164,113 shares
Scott C. Collins:  11,164,113 shares
Kevin P. Mohan:  11,164,113 shares

(iii) Sole power to dispose or to direct the disposition of 0 shares for each reporting person
(iv)

Shared power to dispose or to direct the disposition of

Summit Partners, L.P. :  11,164,113 shares
Summit Partners VI (GP), LLC:  11,164,113 shares
Summit Partners VI (GP), L.P.:  11,164,113 shares
Summit Ventures VI-A, L.P.:  11,164,113 shares
Summit Ventures VI-B, L.P.:  11,164,113 shares
Summit VI Advisors Fund, L.P.:  11,164,113 shares
Summit VI Entrepreneurs Fund, L.P.:  11,164,113 shares
Summit Investors VI, L.P..:  11,164,113 shares
Bruce R. Evans:  11,164,113 shares
Walter G. Kortschak:  11,164,113 shares
Thomas S. Roberts:  11,164,113 shares
E. Roe Stamps, IV:  11,164,113 shares
Joseph F. Trustey:  11,164,113 shares
Stephen G. Woodsum:  11,164,113 shares
Gregory M. Avis:  11,164,113 shares
Peter Y. Chung:  11,164,113 shares
Martin J. Mannion:  11,164,113 shares
Scott C. Collins:  11,164,113 shares
Kevin P. Mohan:  11,164,113 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in 13d-1(b)(1)(ii)(J).

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 14, 2006.

SUMMIT PARTNERS, L.P.	SUMMIT PARTNERS VI (GP), LLC

By: Summit Master Company, LLC	By: Summit Partners, L.P.

By: *	By: Summit Master Company, LLC
Member
By: *
Member

SUMMIT PARTNERS VI (GP), L.P.	SUMMIT VENTURES VI-A, L.P.

By: Summit Partners VI (GP), LLC	By: Summit Partners VI (GP), L.P.

By: Summit Partners, L.P.	By: Summit Partners VI (GP), LLC

By: Summit Master Company, LLC	By: Summit Partners, L.P.

By: *	By: Summit Master Company, LLC
Member
By: *
Member

SUMMIT VENTURES VI-B, L.P.	SUMMIT VI ADVISORS FUND, L.P.

By: Summit Partners VI (GP), L.P.	By: Summit Partners VI (GP), L.P.

By: Summit Partners VI (GP), LLC	By: Summit Partners VI (GP), LLC

By: Summit Partners, L.P.	By: Summit Partners, L.P.

By: Summit Master Company, LLC	By: Summit Master Company, LLC

By: *	By: *
Member	Member

SUMMIT VI ENTREPRENEURS FUND, L.P.	SUMMIT INVESTORS VI, L.P.

By: Summit Partners VI (GP), L.P.	By: Summit Partners VI (GP), L.P.

By: Summit Partners VI (GP), LLC	By: Summit Partners VI (GP), LLC

By: Summit Partners, L.P.	By: Summit Partners, L.P.

By: Summit Master Company, LLC	By: Summit Master Company, LLC

By: *		By: *
Member		Member

*		*
Bruce R. Evans		Walter G. Kortschak

*		*
Thomas S. Roberts		E. Roe Stamps, IV

*		*
Joseph F. Trustey		Stephen G. Woodsum

*		*
Gregory M. Avis		Peter Y. Chung

*		*
Martin J. Mannion		Scott C. Collins

*
Kevin P. Mohan

	*By:	/s/ Robin W. Devereux
Robin W. Devereux
Attorney-in-fact

*                                         Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference.  Copies of such Powers of Attorney are attached hereto as Exhibit 2.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of optionsXpress Holdings, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 14th day of February, 2006.

SUMMIT PARTNERS, L.P.	SUMMIT PARTNERS VI (GP), LLC

By: Summit Master Company, LLC	By: Summit Partners, L.P.

By: *	By: Summit Master Company, LLC
Member
By: *
Member

SUMMIT PARTNERS VI (GP), L.P.	SUMMIT VENTURES VI-A, L.P.

By: Summit Partners VI (GP), LLC	By: Summit Partners VI (GP), L.P.

By: Summit Partners, L.P.	By: Summit Partners VI (GP), LLC

By: Summit Master Company, LLC	By: Summit Partners, L.P.

By: *	By: Summit Master Company, LLC
Member
By: *
Member

SUMMIT VENTURES VI-B, L.P.	SUMMIT VI ADVISORS FUND, L.P.

By: Summit Partners VI (GP), L.P.	By: Summit Partners VI (GP), L.P.

By: Summit Partners VI (GP), LLC	By: Summit Partners VI (GP), LLC

By: Summit Partners, L.P.	By: Summit Partners, L.P.

By: Summit Master Company, LLC	By: Summit Master Company, LLC

By: *	By: *
Member	Member

SUMMIT VI ENTREPRENEURS FUND, L.P.	SUMMIT INVESTORS VI, L.P.

By: Summit Partners VI (GP), L.P.	By: Summit Partners VI (GP), L.P.

By: Summit Partners VI (GP), LLC	By: Summit Partners VI (GP), LLC

By: Summit Partners, L.P.	By: Summit Partners, L.P.

By: Summit Master Company, LLC	By: Summit Master Company, LLC

By: *		By: *
Member		Member

*		*
Bruce R. Evans		Walter G. Kortschak

*		*
Thomas S. Roberts		E. Roe Stamps, IV

*		*
Joseph F. Trustey		Stephen G. Woodsum

*		*
Gregory M. Avis		Peter Y. Chung

*		*
Martin J. Mannion		Scott C. Collins

*
Kevin P. Mohan

	*By:	/s/ Robin W. Devereux
Robin W. Devereux
Attorney-in-fact

*                         Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference.  Copies of such Powers of Attorney are attached hereto as Exhibit 2.

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of:

E. Roe Stamps, IV,

Stephen G. Woodsum,

Gregory M. Avis,

Martin J. Mannion,

Bruce R. Evans,

Thomas S. Roberts,

Walter G. Kortschak,

Joseph F. Trustey,

Kevin P. Mohan,

Peter Y. Chung,

Scott C. Collins and

Robin W. Devereux

his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of the entities listed on the attached Exhibit A, on matters pursuant to:

(a)                                  Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and

(b)                                 any written ballot or proxy with respect to the investment securities owned by any of the foregoing,

and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

The undersigned hereby acknowledges that this Power of Attorney supercedes, revokes and terminates any power of attorney executed by the undersigned prior to the date hereof for the purposes listed above.

[Exhibit A and Signature Pages Follow]

Power of Attorney

Exhibit A

Summit Ventures, L.P.	Summit Partners Blocker, Inc.
Summit Ventures II, L.P.	Summit Partners FF Corp
SV Eurofund, C.V.	Summit Partners Holdings, L.P.
Summit Ventures III, L.P.	Summit Partners II, L.P.
Summit Ventures IV, L.P.	Summit Partners III, L.P.
Summit Ventures V, L.P.	Summit Partners IV, L.P.
Summit V Companion Fund, L.P.	Summit Partners LLC
Summit V Advisors Fund, L.P.	Summit Partners SD II, LLC
Summit V Advisors Fund QP, L.P.	Summit Partners SD, L.P.
Summit Ventures VI-A, L.P.	Summit Partners V, L.P.
Summit Ventures VI-B, L.P.	Summit Partners VI (GP), L.P.
Summit VI Advisors Fund, L.P.	Summit Partners VI (GP), LLC
Summit VI Entrepreneurs Fund L.P.	SV International, L.P.
Summit Subordinated Debt Fund, L.P.	SWC Holdings Co.
Summit Subordinated Debt Fund II, L.P.	Summit Investment Holdings Trust
Summit Accelerator Fund, L.P.	Summit Investment Holdings Trust II
Summit Founders’ Fund, L.P.	Summit Investors Holdings Trust
Summit Founders’ Fund II, L.P.	Summit Master Company, LLC
Summit Accelerator Founders’ Fund, L.P.	Summit Partners Holding GmBh
Summit Investors, L.P.	Summit Partners Sarl
Summit Investors II, L.P.	Summit Partners, L.P.
Summit Investors III, L.P.	Summit Partners, Ltd.
Summit Investors (SAF) IV, L.P.	Summit UK Advisory LLC
Summit Investors VI, L.P.	Summit/Meditech LLC
Summit Incentive Plan, L.P.	SV VI-B Bennington Blocker Corp
Summit Incentive Plan II, L.P.	SV VI-B Bennington Holdings LP
SP (1984), LP (f/k/a Summit Partners, L.P.)	SD II Bennington Blocker Corp
S-K Investment Corp	SV VI-B Commnet Common Blocker Corp.
Stamps, Woodsum & Co.	SV VI-B Commnet Holdings, L.P.
Stamps, Woodsum & Co. II	SV VI-B Commnet Preferred Blocker Corp.
Stamps, Woodsum & Co. III	SV VI-B Eyeglass Common Blocker
Stamps, Woodsum &Co. IV	SV VI-B Eyeglass Holdings LP
Summit Accelerator Management, LLC	SV VI-B Eyeglass Preferred Blocker
Summit Accelerator Management, LP	SD II Eyeglass Holdings LP
Summit Accelerator Partners, LLC
Summit Accelerator Partners, LP

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 2004.

/s/ E. Roe Stamps, IV
E. Roe Stamps, IV

State of Florida	)
) ss:
County of Dade	)

On this 26th day of July, 2004, before me personally came E. Roe Stamps, IV, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elizabeth O’Keefe
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of July, 2004.

/s/ Stephen G. Woodsum
Stephen G. Woodsum

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 30th day of July, 2004, before me personally came Stephen G. Woodsum, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Cynthia R. Freedman
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of July, 2004.

/s/ Gregory M. Avis
Gregory M. Avis

State of California	)
) ss:
County of San Mateo	)

On this 7th day of July, 2004, before me personally came Gregory M. Avis, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Tammy Kettunen
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of July, 2004.

/s/ Martin J. Mannion
Martin J. Mannion

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 30th day of July, 2004, before me personally came Martin J. Mannion, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Cynthia R. Freedman
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of August, 2004.

/s/ Bruce R. Evans
Bruce R. Evans

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 10th day of August, 2004, before me personally came Bruce R. Evans, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Cynthia R. Freedman
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 4th day of August, 2004.

/s/ Thomas S. Roberts
Thomas S. Roberts

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 4th day of August, 2004, before me personally came Thomas S. Roberts, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Cynthia R. Freedman
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of July, 2004.

/s/ Walter G. Kortschak
Walter G. Kortschak

State of California	)
) ss:
County of San Mateo	)

On this 7th day of July, 2004, before me personally came Walter G. Kortschak, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Tammy Kettunen
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of July, 2004.

/s/ Joseph F. Trustey
Joseph F. Trustey

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 30th day of July, 2004, before me personally came Joseph F. Trustey, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Cynthia R. Freedman
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of July, 2004.

/s/ Kevin P. Mohan
Kevin P. Mohan

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 30th day of July, 2004, before me personally came Kevin P. Mohan, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Cynthia R. Freedman
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 6th day of July, 2004.

/s/ Peter Y. Chung
Peter Y. Chung

State of California	)
) ss:
County of San Mateo	)

On this 6th day of July, 2004, before me personally came Peter Y. Chung, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Tammy Kettunen
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 6th day of July, 2004.

/s/ Scott C. Collins
Scott C. Collins

Kingdom of England	)
City of London	) ss:
)

On this 6th day of July, 2004, before me personally came Scott C. Collins, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Edward Gardiner
Notary Public